EYI INDUSTRIES, INC.
7865 Edmonds Street
Burnaby, British Columbia
Canada V3N 1B9

July 27, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


Re:	EYI Industries, Inc.
Request for Acceleration of Registration Statement on Form SB-2
File No. 333-125344

Ladies and Gentlemen:

EYI Industries, Inc. (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement on Form SB-2
(File No. 333-125344), filed on May 27, 2005 to 5:00 pm on
July 28, 2005, or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Ronald S. Haligman at (305) 539-3339 or Clayton E. Parker at
(305) 539-3306 of Kirkpatrick & Lockhart Nicholson Graham, LLP, counsel to the Company.



Sincerely,





/s/ Dori O'Neill





Dori O'Neill


Chief Operating Officer